S 19010847

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
JUL 08 2019
Washington, DC

SEC FILE NUMBER
8- 34889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument SQ
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer ONeal,
(Name – *if individual, state last, first, middle name*)

101 Parklane BLVD- Suite 20´	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bradley C. McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of March, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MIKE ROSS
Notary Public State of Maine
My Commission Expires September 24, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maine Securities Corporation
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Current Assets	
Checking/Savings	
Cash	184
SW MSC Checking	52,376
SWS Equity Account MMF	100,384
Total Checking/Savings	152,944
Accounts Receivable	
RIA Fees A/R - Allowable	7,256
RIA Fees A/R NON-Allowable	8,280
Commissions Receivable	4,329
Total Accounts Receivable	19,865
Other Current Assets	
Prepaid Regulatory Fees	4,039
Prepaid Expenses - Other	5,157
Marketable Securities	172,899
Clearing Deposit SWS	25,029
Total Other Current Assets	207,124
Total Current Assets	379,933
Non-Current Assets	
Maine Bank prepaid exp	193
Deferred Taxes	29,100
Total Non-Current Assets	29,293
TOTAL ASSETS	**409,226**
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	8,147
Commissions Payable	281
Accrued Expenses	3,856
Due to Owner	95,535
Total Current Liabilities	107,819
Equity	
Common Stock	100
Capital Contributions	339,553
Accumulated Deficit	(38,246)
Total Equity	301,407
TOTAL LIABILITIES & EQUITY	**409,226**

The accompanying notes are an integral part of these financial statements.